October 6, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

ATTN:	Jan Woo
Attorney-Advisor

	Re:	American Doctors Online, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 17, 2014
File No. 000-55250

Dear Ms. Woo:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated September 26, 2014, with respect to the above-referenced filing. Amendment No. 3 to Registration Statement on Form 10 of American Doctors Online, Inc., a Delaware corporation (the “Company”), incorporates our responses to your comment. Our response follows the text of the comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

1.	We note your added disclosure in response to prior comment 4 regarding the Management Services and License Agreement. Please disclose the amount of the management fees paid by PDRx and the cost of the services provided by PDRx since 2011. See Instruction 1 to Item 404 of Regulation S-K.

Response 1: We have disclosed the management fees paid by PDRx to ADOL pursuant to the Management Services and License Agreement of $187,666, $186,075 and $280,620 for the years ended December 31, 2013, 2012 and 2011, respectively, and $198,000 for the six months ended June 30, 2014 in our Amendment No. 3.

U.S. Securities and Exchange Commission

October 6, 2014

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

Brian Lane

Chief Executive Officer

cc:	Via E-mail
Laura Anthony, Esq.
Legal & Compliance, LLC